Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

Note: The following transcript is a conference call conducted by ALLTEL on January 24, 2002. A replay of the call will be available beginning 6:00 p.m. CST on January 24th and ending at 6:00 p.m. CST on January 26. The replay can be assessed by calling 800-642-1687, passcode 2941757.

4th Quarter 2001 Earnings
Conference Call
January 24, 2002

Operator:

Good afternoon. My name is (Michelle), and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Alltel Fourth Quarter 2001 Earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number 1 on your telephone keypad. Questions will be taken in the order they are received.

If you would like to withdraw your question, press the pound key. Thank you. Mr. Brooks, you may begin your conference.

Kerry Brooks:

Good afternoon ladies and gentlemen. Welcome to Alltel's Fourth Quarter 2001 conference call. My name is Kerry Brooks and I lead the Investor Relations Department for Alltel Corporation. We thank you for participating in this discussion of our results this afternoon.

Now please bear with me while I read the following Safe Harbor statement. Caution concerning forward-looking statements.

This discussion includes statements about expected future events and future financial results that are forward-looking and subject to risk and uncertainties. The company claims the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual future results to be materially different from historical result or from any future results expressed or implied by such forward-looking statements.

These forward-looking statements are based on estimates, projections, beliefs and assumptions and do not guarantee the future or our expected results.

In addition, other factors that could cause actual results of Alltel Corporation or combine Alltel and CenturyTel to differ materially many of which will be under control of Alltel include but are not limited to the items detailed in the Safe Harbor Statement contained in our Fourth Quarter 2001 Earnings Press Release or on our Web site.

You're urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, or the negative of such - or other forms of those words - forms of those words or other compatible - comparable words to be uncertain and forward-looking.

Subject to future developments Alltel may file with the Securities and Exchange Commission, a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent to here to.

Investors and security holders are urged to read any such documents that may be filed by Alltel with the Commission regarding a potential transaction if and when they become available.

Any such prospectus or other document filed in connection with the proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents when they become available at Commissions Web site at www.sec.gov.

Any such documents could also be obtained free from Alltel, One Allied Drive, Little Rock, Arkansas, 72202, Attention Vice President of Investor Relations.

The materials set forth here-in are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any security of Alltel that might be issued in a potential business combination transaction involving Alltel and CenturyTel within the meaning of the Securities Act of 1933 as amended. And Alltel disclaims it has made any such offer.

Now, before introducing our participants, note that a live Web cast of this call is also available on our Web site at www.alltel.com. To access the call, go to the Investor Relations Section and Click on the Live Web Cast link.

This section also provides comprehensive financial information about our company as well as the electronic mail alerts and current company presentations.

Participating in our earnings discussion this afternoon are Scott Ford, Alltel President and Chief Operating Officer; Kevin Beebe, Alltel Group President of Communications; and Jeff Gardner, Alltel Senior Vice President and Chief Financial Officer.

Now at the end of the call, we will take a few questions. But before I turn the call over to Scott, please note that today's comments will address our fourth quarter and 2001 results. And we will not comment on our offer to merge with CenturyTel as we have no further information to report at this time.

And with that, here's Scott Ford.

Scott Ford:

Thank you Kerry. That was an outstanding job. Good afternoon everyone. We are pleased to report that in the fourth quarter of '01 we achieve 83 cents of fully diluted cash earnings per share, and 75 cents of fully diluted earnings per share from current businesses. This represents a 17% increase in cash earnings and a 21% increase in earnings from current business over the prior year.

We are extremely pleased with this double digit earnings growth, especially in light of the prevailing economic conditions.

On a full year basis, we earned $3.16 in fully diluted cash earnings per share, and $2.84 in fully diluted earnings per share from current businesses.

For the year, our return on equity was 16.7%, and we grew equity free cash flow 20% to over $825 million.

Our 2001 results were driven by many individual and group achievements for which the entire Alltel team deserves a lot of credit. These included aggressively executing marketing and sales plans that grew our higher yielding Total Freedom and Regional Freedom wireless customer base by 27%, increasing digital penetration within our wireless customer base from just under 40% at the beginning of the year to our year end goal of 70%.

We also went through a process where we realigned our communications business to both reduce cost and improve customer service. And I think that we were successful in this this year as evidence by our superior profit margin and our top ranking in the 2001 JD Power Customer Satisfaction Surveys for cities such as Phoenix and Charlotte.

Also, this year we signed an agreement with Verizon to purchase over 600,000 wireline customers in Kentucky which will expand our wireline customer base by over 20%.

While we're on that point, during the fourth quarter of '01, our wireline integration teams began preparing for systems conversions in Kentucky. And we expect to close this - our latest - our acquisition in the summer of 2002.

In the Information Services business, we continued to focus on delivering strong returns on invested capital and leveraging this group's expertise to reduce the number of billing and customer care platforms used to serve our wireless customer base from seven at the beginning of '01 to 4 at year end.

And importantly, today over 90% of our wireless customers are now served on our two preferred systems. And all of our wireline customers are served on a single system. This, of course, has implications for the margins that we've turned in and it's one of the main reasons that we've been able to continue to grow those over the last year.

And these and in many other ways too numerous to mention, the team here pulled together and delivered time and again in '01. It was a year that saw us work through the roaming rate reductions tied to the Verizon property swap and enjoy the fruit of that transaction ultimately which was a superior competitive footprint. And we were able to generate record retail and total service revenues in our wireless business.

Also during 2001, our wireline and long distance businesses continued to improve both operating results and reported customer satisfaction levels.

Of course 2002 will bring its own challenges, many of which are visible already such as the wireless industry's increasing penetration rate coupled with robust competition in what has been a slowing economy.

None the less, our high quality CDMA network, our low cost nationwide roaming agreement and our distribution channel position us to continue to deliver strong, profitable revenue growth and increasing cash flows -- the foundation for creating sustainable long term shareholder value.

In the wireless business, achieving our targeted financial performance will require that we continue to focus on managing our distribution channel and our customer segment. We will also have to address the opportunity afforded by the coming telecom merger and acquisition activity that will be required to achieve rational industry consolidation.

Also, in '02 in our wireline business we will be focused on integrating the Kentucky properties and smoothly transitioning these customers to Alltel's system.

We will continue to emphasize customer service and the sale of enhanced features throughout our wireline properties.

I'm going to turn the call over now to Kevin Beebe who is Group President for our communications business. He's going to discuss the details of our communications business with you. Then Jeff Gardner will have some comments on the fourth quarter and '01. And we'll also preview our guidance for '02.

Kevin Beebe:

Thank you Scott, and good afternoon everyone. First, I'd like to review some of our fourth quarter and 2001 wireless results.

As Scott mentioned, one of the most notable accomplishments in 2001 was executing marketing and sales strategies that increased Alltel's penetration of higher yield rate plans within our growing customer base.

By leveraging the combined marketing power of our CDMA networks and those of our primary roaming partner, we were able to drive wireless retail revenue growth 9% during the fourth quarter.

In fact, our average revenue per customer was $47.38 which exceeded our expectation. This achievement illustrates that Alltel is better positioned than other regional wireless carriers to compete for higher value customers.

The value of our CDMA technology and our service footprint became more apparent as we increased the number of digital customers to 70% of our base.

During the fourth quarter these digital customers generated about 80% of the total minutes on our wireless networks. And their individual usage grew by over 35% on a year-over-year basis.

If you recall during February of 2001, we made organizational changes that allowed us to increase our marketing spend and improve our cash cost per customer.

As the year progressed, we expanded our marketing programs, emphasizing our Total and Regional Freedom plans and in fact, did reduce wireless cash cost per customer.

During the fourth quarter we paid an average of $305 to acquire each wireless customer -- down from $311 paid in the fourth quarter of 2000.

Our topline growth, overall cost management, and our off network cost advantage yielded wireless EBITDA of $364 million in the quarter -- up 16% year over year.

Our EBITDA measured on wireless service revenue was 39% for the quarter.

During the quarter we achieved our sales targets for higher yielding Total and Regional Freedom plans. Customers using these plans continued to generate average retail access revenue at least 50% higher than the overall average retail access revenue per customer.

We also improved wireless churn to 2.35% from 2.42% in the third quarter, although we fell short of our overall customer growth targets during the quarter adding 570,000 gross new wireless customers and 95,000 net new wireless customers.

We do believe that this softer net customer growth was more attributable to the general economic climate than any major change in the competitive landscape.

Turning now to our wireline business, during 2001 we managed to grow revenue and EBITDA at rates significantly above our access line growth rate through a constant focus on customer service, diligent revenue enhancement efforts and effective cost management.

Throughout the year we were very pleased with the overall performance of our wireline business relative to our peer group.

During the fourth quarter we grew wireline revenues 3% year-over-year to $459 million. We are pleased with this revenue growth which was at the high end of our expectation given the current economic climate.

Our continued focus on cash cost controls helped us grow cash flow at 5% on a year over year basis to $273 million generating a 60% cash flow margin.

Finally our emerging businesses in 2001 experienced improved operating performance. During the quarter, the combination of our long distance CLEC and Internet businesses produced 11% year-over-year revenue growth.

Our achievement this quarter was led by 13% year-over-year customer growth in our long distance business.

Before I turn the call over to Jeff, some thoughts on 2002.

Clearly the wireless business has entered a new phase that will require thoughtful strategic decisions coupled with operating tactics that drive value.

We believe that value creation in the wireless business is directly linked to the net present value of each wireless customer added.

In 2002, managing the continued growth of a value-creating wireless customer base will likely result in slower customer growth than we enjoyed in 2001.

With respect to the wireline business we anticipate that the continuation of softer economic growth will challenge our internal access line growth rates.

We will continue our focus on improved customer service, revenue enhancements, and effective expense management throughout the year.

In our CLEC business we will continue to drive productivity and optimize our earnings and cash flow growth.

Toward this goal, during the first quarter of 2002, we will reduce the number of our CLEC markets.

As we launch CLEC markets over the last three years, it's become clear that a CLEC business more dependent on RBOC interconnection has less potential for profitability acquiring marketshare than we originally estimated.

Therefore, we will exit the CLEC business in our worst performing markets. These markets are in seven states, but represent less than 20% of our CLEC lines.

In the course of exiting these markets, we will honor all existing customer contracts, licenses and other obligations, and work to minimize the inconvenience to effected customers.

This change should allow our remaining CLEC operations to be cash flow positive in 2002.

I will now turn the call over to Jeff Gardner, our Chief Financial Officer.

Jeff Gardner:

Thank you, Kevin, and good afternoon everyone.

As Scott mentioned, in the fourth quarter we achieved fully diluted cash EPS of $.83 and $.75 of fully diluted earnings per share from current businesses which represent growth of 17% and 21%, respectively.

On a full year basis, we earned $3.16 in fully diluted cash earnings per share and $2.84 in fully diluted earnings per share from current businesses.

For the year, our communications business grew revenues 8% led by 8% wireless revenue growth, 21% emerging business revenue growth, and 3% wireline revenue growth.

For the year, EBITDA and operating margins for the communications business were 42% and 26%, respectively.

For the quarter, our wireless business generated $939 million of service revenue and $35 million in equipment sales for $974 million in total revenue.

This quarter, retail revenue represented 92% of our service revenue with 9% year-over-year growth.

We achieved a 39% EBITDA margin as measured on service revenue and a 22% operating margin.

Wireless EBITDA was $364 million -- a 16% year-over-year increase.

Our wireless EBITDA margin was up 360 basis points over the same period last year.

These results demonstrate that we have successfully differentiated our wireless business from other regional wireless carriers.

This quarter we added 95,000 net new customers driven by total new customer additions of 570,000 and a churn rate of 2.35%.

We paid an average of $305 to acquire each customer -- down from $311 paid during the fourth quarter of 2000.

For the quarter, average revenue per customer was $47.38 which was above our expectation. This was driven by strong sales of our Total and Regional Freedom plan and is net of reduction in wholesale growing rate.

In the fourth quarter, our wireline business continued its strong contribution to earning delivering 60% EBITDA and 39% operating margin on a year over year revenue growth of 3%.

Information Services revenue was $331 million in the quarter in line with our expectation. Strong expense management delivered $92 million in EBITDA with a margin of 28%.

As previewed during our third quarter conference call, in the fourth quarter we reported a non-cash charge of $5.7 million for wireless network upgrade in acquired markets in preparation for our transition to 1X RTT technology.

Our business generated strong free cash flows that continue to improve our already strong balance sheet.

As Scott mentioned, in 2001 we grew equity free cash flow 20% to $825 million. Equity free cash flow is defined as net income plus depreciation and amortization less capital expenditures.

Equity as a percentage of total capitalization was 59% at year-end.

Overall, we are very pleased with our financial performance of our business both for the year and for the quarter.

Now on to guidance for 2002.

Beginning with the first quarter of 2002, our financial results will reflect the adoption of statement of Financial Accounting Standards Number 142, Goodwill and Other Intangible Assets. Adoption of this standard eliminates the amortization expense associated with goodwill on our books.

Also starting in 2002 we will reclassify the components of our emerging businesses to better align our financial reporting with our business segment mix and to provide clear peer group comparison -- a change many of you have suggested.

Our CLEC and Internet results will be reported with our wireline business.

Our long distance, publishing and communications products results will be reported together in a new category titled Communication Support Services.

And our Information Services segment will no longer include services provided to Alltel affiliates.

Going forward, we will account for these affiliate services in the corresponding communications businesses. And Information Services will only report results from Financial Services and non-affiliated telecom operation.

This reclassification will have no impact on consolidated EBITDA, operating income, or earnings per share.

Consolidated revenue however, will be reduced by approximately $130 million as a result of Information Services revenue from our wireline operation that was eliminated under accounting guidelines for regulated companies.

As I discuss our guidance, I will review the significant impacts resulting from these changes.

In the first quarter of 2002 we expect to produce wireless growth adds of 500,000 to 550,000, wireless churn of 2.4% to 2.5%, wireless service revenue of $925 million to $940 million with a 39% to 40% EBITDA margin, wireless equipment sales between $30 million and $40 million, wireline revenue of $495 to $505 million which includes approximately $40 million to $45 million of CLEC and Internet revenue with a 58% to 59% EBITDA margin, communications Support Services revenue of $185 to $195 million which includes approximately $70 to $75 million of long distance revenue with an 11% to 12% EBITDA margin, Information Services revenue up $235 to $245 million which reflects the reclassification of the affiliated results into the corresponding communications businesses with a 23% to 24% EBITDA margin, and fully diluted earnings per share from current businesses of between $.76 and $.80.

Note that our full year 2002 guidance excludes any impact from our Kentucky Wireline acquisition.

For the full year 2002, we expect to produce fully diluted earnings per share from current businesses of between $3.20 to $3.35 compared to a pro forma 2001 fully diluted earnings per share from current businesses -- up $3.09 which reflects the 25 cent per share impact of (SFAS) Number 142 as I explained earlier.

Total revenue growth of 3% to 5% after the revenue reclassification, EBITDA growth of 5% to 7% and cap ex between $1.2 and $1.3 billion -- roughly flat with last year.

Again, we are pleased with our performance this quarter and for the year. And we'll now take a few of your questions. Operator, please review the instruction and open the call to question. Thank you.

Operator:

At this time, I would like to remind everyone that in order to ask a question, please press the number 1 on your telephone keypad. Please stand by for your first question.

Your first question comes from the line of Kevin Roe of ABN AMRO.

Kevin Roe:

Thanks, good afternoon gentlemen. Very nice quarter.

Man:

Thank you.

Kevin Roe:

Couple of questions. First, an industry question. We've seen a pretty material drop in rural wireless valuations in the start of the new year. Has this movement in equity valuations changed your views about how consolidation within rural wireless will occur, you know, particularly your interests in wireless rural rollup?

Jeff Gardner:

Kevin, it hasn't changed our view. It may be changing the views of some others. It's been a particularly tough time as you know in the wireless valuation arena out there for regional players.

One of the things that we did -- and you go back over the last year -- the Verizon roaming agreement and the step downs that we took so that we could have a footprint that we could be competitive in market with for the higher value customer, you know, we took a lot of incoming for that.

But I really do believe that the last year's results have shown that for sustainable revenue growth and cash flow growth where you control the customer not being dependent upon someone else's customers coming through your territory has been - is the best model for growing value in this space.

And yet, you know, the rural players on the whole, instead of trading at a discount, trade it at a premium to those companies who generated the bulk of their revenues and cash flow from their own customers.

And that's a painful transition process that I don't think is completed yet. But as it does kind of wind its way through, we would still be interested in growing the assets in the rural wireless business at the right price. You know us. At the right value, lots of things make sense.

Kevin Roe:

Right. If I may, a quick follow-up. Have your thoughts changed about your Boomerang offering, that - all you can eat? And can you give us an update on your approach to prepaid?

Kevin Beebe:

Hey Kevin, this is Kevin. We could do that all day. Boomerang did real well for us in the fourth quarter. We continue to hold the line our phone pricing unlike what we saw some competitors do in terms of their phone prices.

The offer really wasn't very much. We were very pleased. Percentage-wise, it was about the same amount of our gross sales as we saw in the third quarter though -- continues to move along nicely. Our network performs extremely well. I think that particular offering for that particular segment has done nicely.

Prepay as a percent of our basis held the line. It's still at about 6%, 7% -- hasn't changed materially.

Kevin Roe:

And going forward do you - have your views changed as to how important prepaid is to growing your business?

Kevin Beebe:

I think not. We haven't done anything promotionally to change the way we've competed in the marketplace. We're going to do that in the fourth quarter. We continued to drive sales toward those higher yielding plans that I mentioned in my prepared remarks.

Kevin Roe:

Right.

Kevin Beebe:

Going forward, I mean I think the magic as you well know is how do you enter the marketplace and compete for a segment of the market that might be more interested in something that a service - and a service option that allows them to pay a certain amount every single month whether that's via traditional meter prepay or some form of another offering.

One thing we did find out and continue to believe is true, as you migrate to that segment or market to that segment of the population, making sure that you have very tight policies up front on credit checks and back office procedures on bad debt is real important. We certainly watched that very closely as we went through the fourth quarter. And we'll do that in 2002.

Kevin Roe:

Very good. Thanks guys.

Kevin Beebe:

You're welcome.

Jeff Gardner:

Thank you.

Operator:

Your next question comes from the line of Frank Louthan with Raymond James.

Frank Louthan:

Hey guys, nice quarter. Couple of quick questions. On the emerging business, I saw the EBITDA ticking up nicely there. I'm just curious where you're getting some of the traction as I've seen that's from your LD growth.

And is it possible to break out your LD customers by the penetration in the ILEC? And then also - I would also guess that maybe some of that is due to - you say you're exiting some of your CLEC markets as you began that in the fourth quarter. And did that help with the profitability? Thanks.

Jeff Gardner:

Frank, this is Jeff. You're right, LD is driving up part of that. Another part of the EBITDA pickup relates to the fact that the CLEC markets are becoming more mature. We did not in fact, exit any markets in the fourth quarter. However, those that were in service were showing improved profitability on a year over year basis. So that was driving a good bit of our pickup.

We're seeing the same part - the same kind of improvement in our Internet business which is too - is EBITDA positive and has been showing good year over year improvement.

Kevin Beebe:

Frank, this is Kevin. Our long distance penetration, our ILEC markets has held pretty firm at right around 40%. We've been very pleased with that looking forward to the opportunity in 2002 within our newer Kentucky market.

Frank Louthan:

Okay great. And if I can get one more follow-up. The - with - the customer churn on the wireless being a little bit lower than what I was looking for, what are you doing on the customer retention side that's going to help that number? Thanks a lot.

Kevin Beebe:

Yes, thanks for noticing that. We have developed a much more refined retention process and tactics that's targeted specifically at customer groups within rate plan offerings within markets quite frankly. We do things differently within each one of those markets.

The tactics are a combination of outbound activity on the phone as well as encouraging the customers to come by our retail environment to get a special offer for them if they're of certain value.

We have - similar to our front end marketing programs if you will, we've now worked hard to develop a very segment-specific retention program that's focused on the value of that particular customer group to us. And hence that relates very directly to the offer that we make to them.

We've been very pleased with our voluntary churn, especially in the (post).

I also think - one more quick thing. I also think that it is the power of CDMA. The quality of our networks compared to some of our competitors has done - we've done very well in 2001. We've been very pleased with that technology and the way it's developed.

Frank Louthan:

Great, thanks a lot.

Kevin Beebe:

You're welcome.

Operator:

Your next question comes from the line of Willy Power with Robert Baird.

Will Power:

Good afternoon.

Scott Ford:

Hi Willy.

Will Power

Yes, Robert Baird. Well, what can you do. If you look at the challenges -- and I guess I have my own challenges at the moment -- for 2002, I think I guess on the wireless side, so it's probably a question for Kevin, you all really focus your distribution at the company-owned store level -- and it gets more competitive and its gross adds become, you know, I guess more important as your base grows -- what are your thoughts regarding trying to expand that into other outlets? And should we expect that percentage. I think it's about 80% of gross assets change over time.

Kevin Beebe:

We think about that a good amount Will, and have certainly as the year closed out and as this new year begins.

So some of our thoughts. There is a developing opportunity in the resale market around very large providers of other types of products. The most - I think the one that you hear about most is something like OnStar with the sale of a car. The two primary providers I believe of OnStar connectivity today are Verizon and us.

The ability to offer to sell bulk minutes to a wholesale provider like that offers us a chance to really think about NPVs -- the net present value in a very different way. Obviously we have no acquisition costs. We have no customer care costs. We have the network costs to make sure that the service is provided for an OnStar customer.

Those types of distribution channels I think are likely to develop over the year. I think as those distribution channels develop for a customer like General Motors, they will be very interested in quality and coverage and dealing with a carrier or group of carriers that can deliver that on as broad a national footprint as possible.

We like our position in terms of the way we've partnered in this case with Verizon. I think the two companies would work quite well to develop an offering for General Motors.

So resale is one of the distribution channels that we've been thinking about and making sure we understand what the economics are.

As you think about our Boomerang segment, one of the things we've done from a distribution channel perspective is really to go closer to where those potential customers might be -- universities, schools, secondary schools -- and market our products and services there. That's worked extremely well in some of our Boomerang markets.

You'll see us begin to think about expanding that Boomerang name and offering other services beyond the particular service that we offer today that is Boomerang, but services that we think will appeal to the - I can say this because I'm now an old guy - the younger generation.

Those are some of the things that in general we think about as we go into '02.

Overriding all of that for us is a constant focus on the net present value that that incremental customer provides us. We have to create value as we go about adding channels.

Scott Ford:

And just one other thing Will on that, with 80% of our sales coming from our own distribution, I think that's one of the key reasons why we've been able to do well with products like Total Freedom. You have much more control over the sales process versus a third party selling your product. And I think that's resulted in the kind of success that we've had with that particular product.

Will Power:

Okay. Well I assume that also shows up in your CPGA which came in at probably the low end of expectations.

Any other color on the CPGA number of $305 in terms of lower subsidies or lower marketing cost in general, particularly on a lower gross ad number? Any other thoughts along those lines would be helpful.

Man:

Well we were fairly aggressive on the marketing side during the quarter. I will say that we did benefit as I told many of you prior to the fourth quarter when we talked about how we were going to produce the kinds of earnings that we were hopeful to produce and did produce in the fourth quarter, that we were going to really rely heavily on a strategic sourcing initiative that we had to drive down our equipment and accessory cost.

And that paid off for us in a big way in the fourth quarter. I think that was the main - a significant contributor to CTA. And we had very productive sales people, our own salespeople in the fourth quarter as well.

Will Power:

Okay, thanks a lot.

Operator:

Your next question comes from the line of John Bright with Johnson &Rice.

John Bright:

Hi. Scott first, on a wireless acquisition thought process, kind of look at it from a different standpoint, what are we going to see out there from a catalyst standpoint that may stir some things up?

And then secondly, more on a quarter specific, you guys came in at the high end of the revenue guidance on the wireline side. Anything particular take place there that enabled that to take place in this difficult period?

And then lastly, also on the quarter, under the Other Revenue category, kind of give some - shed some light into what took place there in the quarter.

Scott Ford:

Well in terms of the - a catalyst in the M&Amarket, I'm not exactly sure what it would be. Obviously I can think of a half dozen things that might cause it to be accelerated.

I think frankly it's fairly well known that there are some wireless companies that would like to partner up with other companies. And the fact that the trades aren't happening is obviously indicative that there's just a price to pay. That would be my read on the market as a whole.

And as the companies that might buy the smaller ones are looking at multiples where there in the, you know, 7, 7-1/2 times cash flow multiple and then being asked to go into double digits for something that has a really weaker competitive position.

I just think you're going to have to get to point where there is a transaction, there will be a reset of the valuations and regional wire players. And then I think once that's established in the investment community I think it becomes reality for the management teams and then they can go on and pull the trigger and do what they can do.

And I frankly don't think it's going to move until somebody steps out and makes it happen.

John Bright:

Okay.

Kevin Beebe:

Hey John, I'll take the wireline piece and then maybe hand off the other revenue question to Jeff.

But on wireline, we had a team of people that really did an exceptional job this year of as I mentioned in my prepared comments, growing revenue and cash flow in that business at rates above access line growth which I don't know if we're unique in the industry or not. Everybody's reported yet obviously.

But we felt very, very good about that. And the fourth quarter continued to deliver it.

But behind the scenes of all of that was really a constant focus on marketing and selling features -- enhanced features -- whether that's caller line ID or just the basic feature package and a more packaged and simplified way, and ultimately I think a focus on just good customer service, delivering for the customer at the end of the day, staying focused on that.

All of us here on the call get a monthly report on how we're doing relative to our customer service metrics as measured by the various commissions that oversee regulated services in the state. I'd like to think that that had a good amount to do with it too.

John Bright:

Okay, and then on the Other part?

Man:

Right, principally in the Other category it was really driven by some improved performance in our directory business showing a strong quarter. We closed a number of books which is really the driver of booking revenue in that business. So it tends to be a little variable from quarter to quarter in that regard.

Also, just one other comment on the wireline side. If you look at our consecutive quarters, last few consecutive quarters, you'll see that in the third quarter we had a bit of a dip in network access. We had real strong usage in the fourth quarter. And that too contributed to that 3% revenue growth that Kevin alluded too.

John Bright:

Okay. Okay, thanks guys.

Man:

Thank you.

Operator:

Your next question comes from the line of Dimitry Khaykin with Gabelli &Company.

Dimitry Khaykin:

Good afternoon guys. Scott, congratulations on the new position I guess.

Scott Ford:

Thank you very much, Dimitry.

Dimitry Khaykin:

I'll restrain myself to two quick questions.

Scott Ford:

Yes. So you say that so you can ask four if you want?

Dimitry Khaykin:

No, I said two, I'll stick to two.

Scott Ford:

Okay.

Dimitry Khaykin:

More on a kind of strategic front. If we go back I guess maybe three to five years -- and seemed like you guys were more focused on kind of the wireline then, wireline story, the wireline side of the business, then wireless kind of picked up and you said we're going to grow kind of in a balanced way. And wireless is a nice business. We did this deal with Verizon. And we have enough scale to compete.

Going forward -- and I know there were a number of questions prior to me about the kind of consolidation in the whole industry -- but going forward, I mean how do you allocate your dollars between acquisitions and the wireline side versus acquisitions in the wireless side versus let's say using just the free cash flow that you guys throw out in great quantities, just to buy back stock for example?

Scott Ford:

Yes, well, I mean ultimately underlying each one of those avenues that I think you opened for us is a valuation question. And it's not only a valuation question, assuming you can get comfortable with the valuation on any specific transaction, then it becomes really circumstantial in terms of what is available? When is it available? Is it likely to be available for long? Is it likely to come on the market and leave? Is it not likely to come on market, you know.

As you work through all of that, we've tried to be opportunistic and reasonable about the growth forecast and the returns on capital we could drive from each individual transaction.

We - as you know, we have bid on a lot and lost a lot. And losing in competitive bid situations is something that we are used to. It does happen from time to time, and it's the contra account of the discipline that says when we do get a transaction, we have a pretty high certainty that we'll be able to deliver the synergies that we've got modeled and the free cash flow in the time frame that's relevant.

Free cash flow and 15 year time frame is really just not relevant, you know. But we think we try to be disciplined on that fact.

That is really the sum total of what would the business - what business mix do you want? What's the wireless wireline business mix that you want? That really for us is not religion.

What's closer to religion for us is generate free cash flow and a good return on the capital we put in the business. We're very comfortable operating and acquiring and assimilating either type of property -- wireline or wireless.

Dimitry Khaykin:

Right. But in terms of your full lookout, given what you know today, and if we look out, let's say three years -- and I know it's a industry with a lot of changes happening as with (Steve).

But given the - maybe a point of - on the wireless side where we are probably not - I mean definitely not going to grow as quickly as we used to before and still we need to do some upgrades for 3G although it's not going to be as expensive for you guys given that you're CDMA, versus let's say so at some point, maybe wireline wireless growth rates will approach or the gap between the wireline and wireless growth rates will close.

So - and yet you generate 60% margins on the wireline side and whatever -- 40% of the wireless with probably similar type of capital expenditures.

So if you look three years out, do you see yourself still being an integrated provider with a larger scale or are you just going to be on one side versus another?

And this is still question number one by the way.

Scott Ford:

Okay, this is the last answer to question number one then.

Dimitry Khaykin:

You got it.

Scott Ford:

It just depends. It is not - you know, to try and forecast out three years what the business model will look like, I - there are a lot of bright people that spend every day on this. And, you know, I think frankly you probably have as good an answer as I have on that.

What were you saying?

Dimitry Khaykin:

No, I was saying that you are one of them. That's why I'm asking you this question.

Scott Ford:

Well I was alluding to a lot of other folks.

You know, it's impossible to predict. You know, I think the telecom industry in total is going to go through a rationalization of the number of total competitors. Will they be wireline and wireless combined? Will they be separate? If I read the tea leaves right now it looks a lot more to me like they're going to be combined than separate.

But I don't have to make a bet on that right now given the opportunities that are in front of us and given our ability to control our own fate right now through the generation of free cash flow. That is the bottom line.

Question number two.

Dimitry Khaykin:

Directory business has seen some - also some consolidation, although some of them seem to be I guess the forced sales. Do you - I mean do you see that - I mean and the business I assume throws a ton of cash obviously. But - I mean do you see that being a - strategic to you guys? Or there's just not - no need to do anything at the moment?

Kevin Beebe:

Yes, Dimitry this is Kevin. In fact as we've grown our wireline business internally and the Kentucky opportunity now in 2002, we really feel that business is even more integral to the things we have to get done in an increasingly or an expanded wireline business.

So we enjoy that business. We have a team of people that do a great job running it and don't expect any change there.

Dimitry Khaykin:

Okay, and just a quick follow-up. Absent any type of transaction, what is your use of free cash flow?

Scott Ford:

Well we would look to do the same things that we have done historically. We first of all look for acquisitions to continue to grow the business.

When we don't find those that - values that make sense relative to our stock price and our other opportunities, we've tried to return that money to the shareholders in two forms. One through dividend payments. And as I think we just completed last year, our 43rd year in a row of - 41st year in a row of increased dividends.

And then we have as many of you know, we enter the market when we can from time to time to buy stock back when we think that that's the best use of the free cash flow.

And that's always complicated by what's going on behind the scenes. But that is something we like to do when we get the opportunity.

Dimitry Khaykin:

Have you done anything in the quarter, share buy back?

Scott Ford:

No. We didn't do any share buy back in the quarter.

Dimitry Khaykin:

Okay. All right, that's it.

Scott Ford:

Now that's pretty good. Thank you, Dimitry.

Operator:

Your next question comes from the line of Charlie Pluckhahn from Stephens, Inc.

Charlie Pluckhahn:

Hey guys, congratulations on the new position Scott.

Scott Ford:

Well thank you Charlie.

Charlie Pluckhahn:

Jeff, could you tell me with this AIS reclassification, what will the full year impact on revenues be? Was it 1/3? One hundred and thirty million was in the quarter right?

Jeff Gardner:

No, that's for the year. What you need to do when you're preparing your model Charlie, the $130 million represents the wireline portion of the revenue in AIS's business in 2001. And when you do reclassification for year over year comparisons, I would just one - $130 million off the consolidated revenue total for 2001 to give you a fair comparison.

Charlie Pluckhahn:

Got you. And then - you know, with the wireless line ad growth in the high 90s, did you match your competitors' pricing during the quarter? Could you talk about - little bit about how you positioned yourself relative to the other wireless companies in terms of promotions and pricing?

Kevin Beebe:

Sure Charlie. Hi, this is Kevin. We felt real good about our competitive position both in terms of the offer we had in the marketplace which was focused primarily on driving the higher yield plans, the Total Freedom and Regional Freedom plans as we call them. We felt real good about how that compared to our primary competitors in all of our markets.

As I mentioned earlier, the thing that we didn't do was go down segment and market as aggressively as some carriers did to the down segment part of the market.

But the marketing spend, the amount of advertising - Jeff mentioned that we spent a good amount of advertising up certainly year-over-year and comparatively we remain to be a presence in the marketplace. That's just the price of the wireless gain these days.

Charlie Pluckhahn:

Let me just ask one other one. What do you think over the next couple of years industry-wide, that the growth rate of wireless subscribers is going to wind up being in wireless revenues?

Kevin Beebe:

It - are you talking about for the industry globally in the US for us? What are you asking?

Charlie Pluckhahn:

United States.

Kevin Beebe:

I think that you're going to continue to see - on a consolidated basis you're going to see revenue growth that's going to come into the single digits over that time frame.

And I think, you know, for those companies that have a strong balance sheet and a competitive position, they're going to be in a position to continue to deliver mid-single digits cash flow growth and double digit, you know, kind of EPS growth. And that is - I think that we are going to look an awful lot like the industry on that regard.

Charlie Pluckhahn:

Yes, thanks a lot.

Kevin Beebe:

But whether or not much of the industry ever gets to cash flow break-even is a very different question that obviously the metrics would look a little differently on.

Charlie Pluckhahn:

All right, thank you.

Kevin Beebe:

Thank you.

Kerry Brooks: And (Michelle), we have time for one more question please.

Operator:

Thank you sir. The last question is from Glenn Waldorf of UBS Warburg.

Glenn Waldorf:

Hi guys. Just a couple of things that haven't been asked yet. In terms of the ILEC, can we just talk about the Kentucky property in terms of your progress on the integration and regulatory environment and the union? Are you going to be held to requirements that Verizon currently has on that property and, you know, any look ahead at the competitive state of that environment?

Kevin Beebe:

Hey Glenn, this is Kevin. We have started - we started the work at the end of the year on the system change outs as I think you know. This particular transaction requires us to change out systems at in fact, the close of the deal. And we're working fast and furiously to do that, have an entire team of people. Work with Verizon's been good, you know, along those lines.

We've been - we've entered the phase of approval with the commission where there's been hearings. We're responding to questions that they have working through that well. We've met with every employee we can already in Kentucky. We had a group of people. Mike Flynn and our regional president spent a week going around the state of Kentucky, the commonwealth of Kentucky to meet people. And that went very, very well.

We - we'll honor all union contracts that Verizon has in place today. We've been very up front with people about that, whether they're in Kentucky or outside of Kentucky.

So we feel good about our position and we're continuing to work through all the issues as fast and diligently as we can.

Glenn Waldorf:

Along those lines, you're still on timing to close approximately in July?

Kevin Beebe:

Yes. We've been saying summer, and that's a good part of the summer.

Scott Ford:

The hot part.

Kevin Beebe:

It's hot here then.

Glen Waldorf:

Just a couple other wireline questions. In terms - Jeff, in terms of the new reporting, is there any way that you're going to break out the CLEC access lines from the ILEC access lines as you're putting together those two revenue buckets?

Jeff Gardner:

I don't think we will since they're such a small component to the overall operation there. I think the idea there was to confine our two wireline operations together.

You can imagine that there's even to become a smaller component with the restructuring in that business that Kevin spoke of earlier.

Glenn Waldorf:

Okay. And then just a final wrap-up, can you just talk to us about how that - and provide a little bit of color on the $130 million reduction revenue, how you came to that number?

Jeff Gardner:

Sure.

Glenn Waldorf:

You know, what the motivation is behind all that?

Jeff Gardner:

Well the motivation in just - in - if you're talking specifically about AIS.

Glenn Waldorf:

Exactly.

Jeff Gardner:

That business has changed a lot in the last four years. And in terms of with the Kentucky acquisition, even a larger percentage of the business is internal.

So we think that it's going to give us and people watching our company and analysts looking at our company, a clear picture of what's going on internally.

It eliminates all the transfer pricing issues among the company. All the revenue and expenses are eliminated except for wireline. That's the way it works for today. That's why on a consolidated basis, when we talk about the $130 million, all that is is the wireline revenue that was recognized in AIS. All the rest of the revenue as I said earlier was eliminated on a consolidated basis.

So the 130 is very simply that, just what Alltel Information Services billed to our wireline affiliate in 2001.

Glenn Waldorf:

And are we going to see any kind of reclassifications of any historical numbers there?

Jeff Gardner:

Yes, when we announce our first quarter earning, you'll have reclassifications that will provide you comparisons back three years and five years on some supplemental schedules for all of these reclassifications. So it'll be very easy for you to do your year-over-year comparison.

Glenn Waldorf:

Thanks very much. Great quarter.

Jeff Gardner:

Sure. Thank you.

Kerry Brooks:

Folks, thank you all for joining us this afternoon. We appreciate your interest and support. And if you have any additional questions, please contact our Investor Relations Department at 501-905-8991. Thank you.

Operator:

Thank you for joining today's conference. you may all disconnect.

END